Exhibit 99.11

THIS LETTER IS NOT AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF VACASA, INC. OR ANY OTHER SECURITIES AND IS NOT A SOLICITATION OF ANY PROXY OR VOTE WITH RESPECT TO ANY SHARES OF VACASA, INC. OR ANY OTHER SECURITIES.

ALL CAPITALIZED TERMS NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASCRIBED TO THOSE IN THE EXISTING CASAGO AGREEMENT DATED DECEMBER 30, 2024.

March 17, 2025

VIA ELECTRONIC MAIL

Vacasa, Inc.

850 NW 13th Avenue

Portland, OR 97209

Dear Members of the Special Committee of the Board of Directors (the “Special Committee”):

On behalf of Davidson Kempner Capital Management LP and certain of its managed funds and affiliates (collectively, “Davidson Kempner”, “we”, “us” or “our”), we are submitting a further update to our previous proposals (dated February 3, 2025, February 28, 2025, March 11, 2025, and March 14, 2025) to acquire 100% of the outstanding share capital of Vacasa, Inc. (“Vacasa” or the “Company”) not already owned directly or indirectly by Davidson Kempner for $5.75 per share in cash (the “Proposed Transaction” and this letter, our “Improved Proposal”).

Thank you for the opportunity to meet with the Special Committee on March 15, 2025, to directly address any questions and concerns regarding our March 14, 2025 proposal and to express our commitment to acquiring Vacasa and maximizing value for all stockholders. We have carefully considered the Special Committee’s feedback and are pleased to submit this further improvement to our March 14, 2025 proposal to ensure value certainty and transaction certainty for all Vacasa stockholders. This Improved Proposal represents our fourth enhancement since submitting our initial bona fide offer to the Special Committee on February 3, 2025. As we have previously stated, we firmly believe that under any metric, our Improved Proposal clearly provides all Vacasa stockholders with greater value and certainty than the current Casago transaction.

Update to March 14, 2025 Proposal

•	Removal of Unit Count Purchase Price Adjustment set forth in Annex C-1 of the Merger Consideration Adjustment Schedule attached to the Existing Agreement. This improvement ensures cash-certain value for Vacasa stockholders, in contrast to Casago’s offer, where the aggregate consideration payable at closing could be reduced by up to $1.70 per share in accordance with the Company Unit Ladder, as defined in the Existing Agreement.

•	Removal of Liquidity Purchase Price Adjustment set forth in Annex C-2 of the Merger Consideration Adjustment Schedule attached to the Existing Agreement. Coupled with our removal of the Merger Consideration Adjustment for Unit Count, the removal of the Liquidity Purchase Price Adjustment eliminates any risk of a downward adjustment to the merger consideration payable to Vacasa stockholders compared to the existing agreement with Casago.

•	Provide Vacasa Ability to Draw up to $20 million of Additional Notes of which up to $10 million will be drawn by the Company at signing of the merger agreement, such amount shall be held in escrow until there is a demonstrated cash need. The remaining $10 million may be drawn at any time 6 weeks after signing of the merger agreement, subject to the demonstrated liquidity need of the Company (definition of demonstrated liquidity need to be mutually agreed upon).

•	Increased Reverse Termination Fee to $10 million compared to $5.825 million in the Existing Agreement with Casago.

•	Addition of a Delay Penalty whereby the Reverse Termination Fee would increase by $500,000 per week for any delay in closing past the six-week tender timeline. The Delay Penalty will be subject to a maximum cap of $2 million.

•	Addition of Tolling of Creditor Remedies whereby Davidson Kempner will agree to toll all remedies as a creditor under the convertible notes from the signing of a merger agreement until the earlier of the closing or the valid termination of the merger agreement.

•	Removal of Condition as to no Default or Event of Default under Credit Agreement revised so closing condition is that there is no acceleration or termination under Credit Agreement.

•	Provide Remedies for Willful Breach of up to $15 million for monetary damages against Davidson Kempner vehicles with investments in Vacasa for any willful breach by the Davidson Kempner vehicles. Davidson Kempner’s Fund VI has over $3 billion in cash assets, providing significant capital standing and financial stability compared to the Special Committee’s alternative Casago proposal, which is a meaningfully less creditworthy party.

In addition to these significant enhancements, we have engaged in substantive discussions with the key Tax Receivable Agreement (“TRA”) stakeholders and are confident that the improvements of our acquisition terms and our direct dialogue with the TRA parties shall prove compelling to secure their consent to enter into a TRA amendment on similar terms and conditions as the Existing Agreement.

We look forward to working expeditiously with the Special Committee to consummate our Proposed Transaction, delivering certain and maximum value to all stockholders. Thank you.

Sincerely,

/s/ Joshua D. Morris

Joshua D.Morris

Managing Member

Davidson Kempner Capital Management LP